Exhibit 99.1

NEWS RELEASE
YAMANA GOLD REPORTS FIRST QUARTER 2009 RESULTS - Record quarterly production levels; costs continue to decline -

TORONTO, ONTARIO, May 5, 2009 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced its financial and operating results for the first quarter ended March 31, 2009.  All dollar amounts are expressed in United States dollars unless otherwise specified.

FINANCIAL AND OPERATING HIGHLIGHTS

Financial and Operating

Highlights for the three-month period ended March 31, 2009 include:

•	Revenues of $224.3 million
•	Net earnings of $86.0 million, or $0.12 per share
•	Cash flow from operations of $78.0 million before changes in non-cash working capital items and $66.4 million after changes in non-cash working capital items
•	Total production from all mines of 271,482 gold equivalent ounces (GEO)
•	Average co-product cash costs of $379 per GEO

Development and Exploration

Highlights for the three-month period ended March 31, 2009 include:

•	Provided an update to QDD Lower West showing positive economic results and an increase in gold resources
•	Announced positive results from Mercedes pre-feasibility study supporting development of Mercedes as a mine
•	Provided Ernesto/Pau-a-Pique scoping study and further update indicating considerable potential exists for increasing resources at the project
•	Completed Pilar mineral resource estimate demonstrating substantial increase in contained ounces and significant improvement in grade

“We showed exceptional results in the first quarter across all key measures.” commented Peter Marrone, Yamana’s chairman and CEO.  “Production was in line with previous guidance. Costs were in line with expectations and continued to decline. Gualcamayo and Sao Vicente are advancing towards commercial production. We experienced significant advancements in our development and near development stage projects during the quarter, further supporting our growth plan and complementing our significant increase in resources at the end of 2008 and strong growth across all key measures.”

FINANCIAL AND OPERATING SUMMARY
Revenues for the first quarter of 2009 were $224.3 million. Revenues for the quarter included a non-cash mark-to-market gain of $34.9 million related to prior period invoices.

Net earnings for the first quarter of 2009 were $86.0 million, or $0.12 per share, representing a 33 percent increase from the comparative period last year.

Cash flow from operations for the first quarter of 2009 was $78.0 million before changes in non-cash working capital items, including pricing adjustments of $32.8 million related to Chapada concentrate sales due to the unprecedented decline in copper prices from the fourth quarter of 2008.  Cash flow from operations after changes in non-cash working capital items for the first quarter of 2009 was $66.4 million, compared with $8.0 million in the first quarter of 2008.

Total production for the first quarter of 2009 was 271,482 GEO (including Alumbrera).  Yamana previously guided a baseline of 290,000 GEO within a range of ±7 percent. Production increased month over month with March production of 95,773 GEO, confirming the expected ramp up in production anticipated for the remainder of the year.  Cash costs for the first quarter 2009 were $379 per GEO, confirming the expected downward trend.  The Company believes further improvements in costs may be realized over time.

Chapada, Brazil
Production at Chapada increased during the first quarter of 2009 to 38,552 ounces of gold mainly due to higher tonnage of ore mined and processed. Yamana continued with the planned expansion to 20 million tonnes per year with completion expected by the third quarter of 2009.

El Peñón, Chile
El Peñón produced 84,351 GEO during the first quarter, compared with 97,873 GEO and 97,944 GEO produced in the first quarter and fourth quarter of 2008, respectively.  An interim quarter short-term production shortfall was a result of grade variation, which reversed by the end of the quarter.  Production levels increased from 22,365 GEO in February to 31,801 GEO in March, which was in line with budget expectations. Efforts have been undertaken to create an ore stock pile which will allow for more consistent production and better management of grade. Gold and silver grades are expected to increase in the second half of the year.  Yamana has previously guided that El Peñón is expected to produce most of its gold equivalent ounces in the second half of 2009.

Jacobina, Brazil
First quarter production at Jacobina reached record levels and exceeded expectations totaling 27,078 ounces of gold.  This represents an increase of 16 percent from the fourth quarter of 2008, 46 percent from the third quarter of 2008 and 113 percent from the first quarter of 2008, consistent quarter over quarter production growth. Costs also continue to show improvement quarter over quarter declining to $400 per oz of gold, a decrease of 30 percent from the fourth quarter of 2008, 48 percent from the third quarter of 2008 and 28 percent from the first quarter of 2008.

Gualcamayo, Argentina
Production totaled 20,483 ounces of gold in the first quarter of 2009, meeting budget expectations. The primary crusher, ore pass and related conveyor system are now complete and undergoing commissioning. Commercial production is expected to begin in mid-2009.

Minera Florida, Chile
First quarter production of approximately 19,302 gold equivalent ounces was consistent with Company expectations. Production in April increased by approximately 7% from March, confirming the expected ramp up in production as the expansion was completed in the first quarter.  The largest increase in production quarter over quarter is expected in the second quarter.

Fazenda Brasileiro, Brazil
First quarter production of 20,010 ounces of gold was in line with Company expectations. Yamana expects production to increase to levels higher than first quarter levels for the remainder of the year.

Guapore Mines, Brazil
Total production from the Guapore mines was 31,363 ounces of gold. Sao Francisco performed to expectations, with production totaling 20,223 ounces of gold in the first quarter.  Commissioning continued at Sao Vicente and production for the first quarter was 11,140 ounces of gold. Commercial production at Sao Vicente is expected to begin in mid-2009.

San Andres, Honduras
First quarter production of 14,958 ounces of gold exceeded budget and costs continued to show a trend of consistent improvement with Q1 costs lower than budget.

Overview of Financial Results

The following table presents a summary of financial information for the three months ended March 31, 2009:

(in thousands of United States Dollars; unaudited)	March 31, 2009

Revenues	$244,293
Cost of sales	(119,585)
Depreciation, amortization and depletion	(48,968)
Accretion of asset retirement obligations	(801)

Mine operating earnings	74,939

Expenses
General and administrative and other	(15,985)
Exploration	(5,432)

Operating earnings	53,522

Foreign exchange gain	78,801
Other business income	2,759
Realized gain on derivatives	23,374
Unrealized loss on derivatives	(47,724)

Earnings before income taxes and equity earnings	110,732

Income tax expense	(31,779)
Equity earnings from Minera Alumbrera	7,040

Net earnings	$85,993

Basic earnings per share	$0.12
Diluted earnings per share	$0.12

Cash flow from operations (before changes in non-cash working capital items)	$78,039

Cash flow from operations (after changes in non-cash working capital items)	$66,390

Capital expenditures	$104,794

Cash and cash equivalents (end of period)	$96,461

Average realized gold price per ounce	$906
Average realized silver price per ounce	$12.59
Chapada average realized copper price per lb	$1.53

Gold sales (ounces) (excluding Alumbrera)	205,890
Silver sales (millions of ounces)	2.4
Chapada payable copper contained in concentrate sales (millions of lbs)	32.4

Further details of the 2009 first quarter results can be found in the Company’s unaudited Management’s Discussion and Analysis and Interim Consolidated Financial Statements at www.yamana.com, in the “Investors” section under “Financial and Corporate Reports”.

OUTLOOK
The Company remains focused on its core mines, generating cash flow, preserving capital, maximizing cash balances and maintaining maximum flexibility across its various interests including its development stage and near development stage projects.  The Company continues to focus on containing costs and ensuring effective management of capital expenditures. It will also continue to be committed to prudent and disciplined growth and will continue to improve the value and returns of its various projects. In 2009, the focus will be to increase mineral resources and mineral reserves and refine cost analyses for four of the Company’s principal development or near development stage projects with the intention of making construction decisions subsequently.

With total cash and available credit at approximately $347 million, supplemented by robust cash flow in addition to assets with additional cash value, Yamana is well positioned financially to fund its strategic growth plans.  Yamana continues with its plan to increase annual production to 2.0 million gold equivalent ounces in 2012. The advancement of certain development stage projects, once construction decisions are made would advance Yamana toward that target.

FIRST QUARTER CONFERENCE CALL
A conference call and audio webcast is scheduled for May 6, 2008 at 8:30 a.m. E.T. to discuss 2009 first quarter results.

Q1 Conference Call Information:

Toll Free (North America):	800-732-6179
International:	416-915-5762
Participant Audio Webcast:	www.yamana.com

Q1 Conference Call REPLAY:

Toll Free Replay Call (North America):	877-289-8525, Passcode 21303229#
Replay Call:	416-640-1917, Passcode 21303229#
The conference call replay will be available from 10:30 a.m. EST on May 6, 2009 until 11:59 p.m. EST on May 20, 2009.

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

ANNUAL MEETING OF SHAREHOLDERS
The Annual Meeting of Shareholders will take place on Wednesday, May 6, 2009 at 11:00 a.m. EST, and will be held at the Four Seasons Centre for the Performing Arts, located at 145 Queen Street West, Toronto, Ontario, Canada. The main entrance is located at the southeast corner of Queen Street West and University Avenue.

For those unable to attend the meeting in person, there are several listen-only alternatives listed below.

Via Telephone:

Toll Free (North America):	800-733-7560
International:	416-644-3417
Via Webcast:
Live Audio Webcast:	www.yamana.com
Conference Call REPLAY:

Toll Free Replay Call (North America):	877-289-8525, Passcode 21302802#
Replay Call:	416-640-1917, Passcode, 21302802#
The conference call replay will be available from 2:00 p.m. EST on May 6, 2009 until 11:59 p.m. EST on May 20, 2009. For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

UPCOMING EVENTS
•	Update to C1 Santa Luz economic analysis: Q3 2009
•	C1 Santa Luz construction decision: H2 2009
•	Ernesto/Pau-a-Pique feasibility study and construction decision: by end of 2009
•	Mercedes feasibility study and construction decision: Q1 2010
•	Pilar feasibility study and construction decision: Q1 2010

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Central America. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

MEDIA INQUIRIES:

Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

FOR FURTHER INFORMATION PLEASE CONTACT:

Jodi Peake Vice President, Corporate Communications & Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development,  production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including cash cost per gold equivalent ounce (“GEO”)  and cash flow from operations before changes in non-cash working capital to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The Company has included cash cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Cash costs are calculated on a by-product and co-product basis. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard. By-product cash costs are computed by deducting by-product copper and zinc revenues from operating cash costs. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals based on an estimated or assumed ratio. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has provided a formal reconciliation of these statistics in the Company’s Management’s Discussion and Analysis for the quarter ended March 31, 2009 available at www.sedar.com or on the Company’s website at www.yamana.com.

The Company uses the financial measure “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flow from operations before changes in non-cash working capital is not meant to be a substitute for cash flow from operations or cash flow from operating activities presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures.  Cash flow from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.  The terms “cash flow from operations before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items is a better indication of the Company’s cash flow from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.